SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of January 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



              RYANAIR ORDERS 1OO NEW BOEING 737-800s TO A VALUE OF

                   $6 BILLION AS TRAFFIC GROWTH RISES TO 35%



Ryanair, Europe's No.1 low fares airline and Boeing, the world's biggest manufacturer of commercial aircraft, today (Friday, 31st January 2003) announced that Ryanair have ordered an additional 100 new Boeing 737-800 series aircraft to facilitate Ryanair's rapid European growth plans.

The news comes less than a year after both Ryanair and Boeing announced the record aircraft order of 150 737-800's - the largest single firm order for Next Generation 737's ever made.

In addition to the 103 firm orders already placed, Ryanair have added 22 further firm orders and increased its option orders by 78 to 125. This will, over the next 8 years, give Ryanair a total fleet of 250 Boeing 737-800's, giving Ryanair the youngest aircraft fleet in Europe and the second largest operator of the most successful jetliner in the world, behind Southwest in the U.S.

Ryanair was the pioneer of low fare air travel in Europe, and is the No.1 low fares carrier with over 100 destinations across 15 countries. In the year ending March 03, Ryanair will carry over 15 million passengers, an increase of 35% on the pervious year, making Ryanair the 4th largest international scheduled airline in Europe. Ryanair currently operates a fleet of 50 Boeing 737's and this new order will enable Ryanair to grow to more than 50 million passengers per annum, which will make Ryanair Europe's No.1 international scheduled airline.


These new aircraft will create 3000 new jobs in Ryanair, with over 800 pilots, more than 2000 cabin crew and over 200 engineering and operational people.

Announcing details of this order today in London, Ryanair's Chief Executive, Michael O'Leary said:


        "Ryanair and Boeing started this European low fares air travel revolution in 1990 - but that was just the beginning. Today the Ryanair low fares revolution continues as millions of European consumers are now discovering that they can fly all over Europe for just EUR48.00, and with Ryanair they get the best on time services and brand new Boeing 737-800 aircraft - the best short haul jet aircraft in the world".

To celebrate today's announcement of 100 new aircraft, Ryanair are giving away 100,000 seats at just GBP1! - See attached release for full details.


Ends.                              Friday, 31st January 2003

For further information:

Michael O'Leary

Ryanair

Tel: 00 353 1 8121212

Pauline McAlester

Murray Consultants

Tel: 00 353 1 4980300


                      RYANAIR CELEBRATES 100 NEW AIRCRAFT

                ORDER BY GIVING AWAY 100,000 SEATS AT JUST GBP1!


Ryanair, Europe's No.1 low fares airline today (Friday, 31st January 2003) celebrated its new order for 100 next generation Boeing 737-800 aircraft by offering 100,000 seats for sale from London to ten routes in Austria, Italy, Sweden, France and Belgium at GBP1 plus taxes and charges.

Launching the seat sale today in London, Ryanair's Deputy Chief Executive, Michael Cawley said:

"Ryanair has many landmarks days, but this 100 new aircraft order is a significant milestone. What better way to celebrate it than in the traditional Ryanair way by offering our customers a fantastic seat sale - the choice of 100,000 seats across ten different routes from London for just GBP1 one way plus taxes and charges. No other airline has ever offered their passengers lower fares or wider availability or greater choice of destinations than Ryanair. These100 new Boeing aircraft will enable us to carry many more millions at our lowest fares in Europe and we are offering passengers the opportunity to sample those fares by offering 100,000 seats across ten routes from London in February and March for just GBP1.

"This is a phenomenal low fares offer and we expect demand to be overwhelming so book early at Europe's No1 travel website, www.ryanair.com.


From London Stansted to                    No. Seats Available at GBP1 + taxes

Brussels Charleroi                                                  20,000

Stockholm Vasteras                                                  12,000

Strasbourg                                                          12,000

Malmo                                                               10,000

Trieste                                                              8,000

Verona Brescia                                                       8,000

Pescara                                                              7,500

Nimes                                                                7,500

Ancona                                                               7,500

Klagenfurt                                                           7,500


Seats are available for travel midweek and Saturday afternoon flights during February, March and early April 2003.

Offer applies to on-line bookings only at www.ryanair.com and will be subject to availability.

Full details are available on www.ryanair.com.

ENDS.                              Friday, 31st January 2003



For further information

please contact:

Pauline McAlester

Murray Consultants

00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 January 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director